UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	June 2022
Commission File Number	000-56306

Arras Minerals Corp.

(Translation of registrant’s name into English)

777 Dunsmuir Street, Suite 1610
Vancouver, British Columbia V7Y 1K4
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRAS MINERALS CORP.

Date: June 29, 2022	By:	/s/ Christopher Richards
	Name:	Christopher Richards
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended April 30, 2022
99.2	Management’s Discussion and Analysis for the Three and Six Months Ended April 30, 2022
99.3	Form 52-109F2 Certification of Interim Filings - CEO
99.4	Form 52-109F2 Certification of Interim Filings - CFO